Exhibit 99.3

JULY 27, 2017

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended July 1, 2017 and the audited consolidated financial statements and annual MD&A in the 2016 Annual Report.

In this MD&A, “Norbord” or the “Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

Annual financial data provided has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.

This MD&A provides financial and operating results for the three month and six month periods ended July 1, 2017 and additional disclosure of material information up to and including the date of issue, being July 27, 2017. All financial references in the MD&A are stated in US dollars unless otherwise noted.

In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share,

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided. Certain prior period figures for Adjusted EBITDA and Adjusted earnings have been adjusted to conform to the revised definitions of these non-IFRS financial measures currently used by Norbord.

BUSINESS OVERVIEW & STRATEGY

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States (US), Canada and Europe. After the completion of the merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015 (the Merger), Norbord became the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 80% of its panel production capacity in North America and 20% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia.

OSB Accounts for 90% of Norbord’s Business

Production Capacity by Product

NA = North America

EU = Europe

Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At July 1, 2017, Norbord had unutilized liquidity of $358 million, comprising $7 million in cash, $226 million in unutilized revolving bank lines and $125 million undrawn under its accounts receivable securitization program. In February 2017, the Company permanently repaid its $200 million senior secured notes upon maturity using cash on hand and temporary drawings on the accounts receivable securitization program which have since been repaid.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

SUMMARY

North American OSB demand continues to improve, driven by sustained growth in new home construction, repair and remodelling, industrial and export uses. Year-to-date, US housing starts were up 4% compared to the same period last year, with single-family starts 8% higher. The North American North Central OSB benchmark price averaged $330 per thousand square feet (Msf) (7/16-inch basis) for the quarter, up 13% versus the previous quarter and 25% against the same quarter last year. Norbord’s North American second quarter operating capacity utilization was up versus both comparative periods primarily due to increased productivity.

Demand growth in the Company’s core markets in the UK and Germany continues to be strong. Norbord’s European panel business results improved in the quarter despite the continued post-Brexit translation headwind from the weaker Pound Sterling as panel price increases are catching up to resin price increases. In the second quarter, capacity utilization at Norbord’s European mills was higher than the comparative quarters due to improved productivity.

Norbord generated operating income of $135 million in the second quarter of 2017, up from $73 million in the prior quarter and $67 million in the same quarter last year. Year-to-date, Norbord generated operating income of $208 million, up significantly from $106 million in the same period last year. Norbord generated Adjusted EBITDA of $165 million in the second quarter of 2017 versus $103 million in the prior quarter and $94 million in the same quarter last year. Year-to-date, Norbord generated Adjusted EBITDA of $268 million, up from $155 million in the prior period. The improvement over all comparative periods is primarily due to higher North American OSB prices and shipment volumes, partially offset by higher resin prices and higher profit share costs attributed to higher earnings.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q2 2017	Q1 2017	Q2 2016	6 mos 2017	6 mos 2016
Earnings	$97	$49	$44	$146	$67
Add: Finance costs	8	11	13	19	26
Add: Depreciation and amortization	27	24	24	51	45
Add: Income tax expense	30	13	10	43	13
Add: Loss on disposal of assets	2	5	—	7	—
Add: Stock-based compensation and related costs	1	1	—	2	—
Add: Other costs incurred to achieve Merger synergies	—	—	2	—	3
Add: Costs related to High Level fire	—	—	1	—	1

Adjusted EBITDA	$165	$103	$94	$268	$155

Norbord recorded earnings of $97 million ($1.13 per basic share and $1.12 per diluted share) in the second quarter of 2017 versus $49 million ($0.57 per basic and diluted share) in the prior quarter and $44 million ($0.51 per basic and diluted share) in the same quarter last year. Year-to-date, Norbord recorded earnings of $146 million ($1.70 per basic share and $1.69 per diluted share) and $67 million ($0.78 per basic and diluted share) in the same period last year. Excluding the impact of non-recurring or other items, and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $95 million ($1.10 per basic and diluted share) in the second quarter of 2017 compared to $50 million ($0.58 per basic and diluted share) in the first quarter of 2017 and $42 million ($0.49 per basic and diluted share) in the second quarter of 2016. Year-to-date, Norbord recorded $145 million ($1.69 per basic share and $1.67 per diluted share) compared to $62 million ($0.73 per basic share and $0.72 per diluted share) in the same period in 2016.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q2 2017	Q1 2017	Q2 2016	6 mos 2017	6 mos 2016
Earnings	$97	$49	$44	$146	$67
Add: Loss on disposal of assets	2	5	—	7	—
Add: Stock-based compensation and related costs	1	1	—	2	—
Add: Other costs incurred to achieve Merger synergies	—	—	2	—	3
Add: Costs related to High Level fire	—	—	1	—	1
Add: Reported income tax expense	30	13	10	43	13

Adjusted pre-tax earnings	130	68	57	198	84
Less: Income tax expense at statutory rate(1)	(35)	(18)	(15)	(53)	(22)

Adjusted earnings	$95	$50	$42	$145	$62

(1)	Represents Canadian combined federal and provincial statutory rate.

Home construction activity, particularly in the US, influences OSB demand and pricing. With 80% of the Company’s panel capacity located in North America, fluctuations in North American OSB demand and prices significantly affect Norbord’s results. For the quarter, approximately 55% of Norbord’s North American OSB sales volume went into the new home construction sector, approximately 25% went into industrial applications and export markets, and approximately 20% went into repair and remodelling. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. As the US housing market continues to strengthen, management expects Norbord’s shipment volume to the new home construction sector will continue to grow.

The long-term fundamentals that support North American housing activity such as new household formations and replacement of housing stock are forecasted by US housing economists to be strong. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned to benefit from the strengthening US housing market and growing demand in its core European and Asian export markets.

On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Wood fibre, resin, wax and energy account for approximately 65% of Norbord’s OSB cash production costs. The prices for these commodities are determined by economic and market conditions. In the second quarter of 2017, global resin prices continued to be higher relative to both comparative periods. Resin used in the OSB manufacturing process is a petrochemical product, therefore its price is expected to follow global oil prices. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q2 2017	Q1 2017	Q2 2016	6 mos 2017	6 mos 2016
SALES AND EARNINGS
Sales	536	467	447	1,003	831
Operating income	135	73	67	208	106
Adjusted EBITDA(1)	165	103	94	268	155
Earnings	97	49	44	146	67
Adjusted earnings(1)	95	50	42	145	62

PER COMMON SHARE EARNINGS
Earnings, basic(2)	1.13	0.57	0.51	1.70	0.78
Adjusted earnings, basic(1, 3)	1.10	0.58	0.49	1.69	0.73
Dividends declared(4)	0.30	0.10	0.10	0.40	0.20

BALANCE SHEET
Total assets	1,772	1,725	1,654
Long-term debt(5)	547	547	745
Net debt for financial covenant purposes(1)	567	580	751
Net debt to capitalization, market basis(1)	20%	22%	31%
Net debt to capitalization, book basis(1)	36%	38%	48%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,536	1,431	1,487	2,967	2,824
Europe	474	479	459	953	894
Indicative Average OSB Price
North Central ($/Msf–7/16”)	330	293	264	312	245
South East ($/Msf–7/16”)	320	292	245	306	230
Western Canada ($/Msf–7/16”)	324	265	242	294	217
Europe (€/m3)(6)	230	226	237	228	234

KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	44%	29%	26%	37%	23%
Return on equity (ROE)(1)	51%	30%	31%	41%	24%
Cash provided by operating activities	144	39	83	183	86
Cash provided by operating activities per share(1)	1.67	0.45	0.97	2.13	1.01

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Basic and diluted earnings per share are the same except diluted earnings per share for Q2 2017 is $1.12 and 6 months 2017 is $1.69.
(3)	Basic and diluted Adjusted earnings per share are the same except diluted Adjusted earnings per share for 6 months 2017 is $1.67 and 6 months 2016 is $0.72.
(4)	Dividends declared per share stated in Canadian dollars.
(5)	Includes current and non-current long-term debt.
(6)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Sales

Total sales in the quarter were $536 million, compared to $467 million in the first quarter of 2017 and $447 million in the second quarter of 2016. Year-to-date, total sales were $1,003 million, compared to $831 million in the same period last year. Quarter-over-quarter, total sales increased by $69 million or 15%. In North America, sales increased by 17% due to higher OSB prices and shipment volumes. In Europe, sales increased by 5% due to higher average panel prices. Year-over-year and year-to-date, total sales increased by $89 million or 20% and $172 million or 21%, respectively. In North America, quarterly sales increased by 28% and year-to-date sales increased by 29% due to higher OSB prices and shipment volumes. In Europe, quarterly sales decreased by 4% and year-to-date sales decreased by 3% primarily due to the foreign exchange impact of a weaker Pound Sterling relative to the US dollar, partially offset by an increase in shipment volumes and higher average panel prices.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Markets

In North America, demand from US housing continues to improve. Year-to-date US housing starts were up 4% versus the same period in 2016. The seasonally adjusted annualized rate was 1.22 million in June, 2% higher than the pace at this time last year, while the pace of housing permits (the more forward-looking indicator) was 1.25 million. Single-family starts (which use approximately three times more OSB than multi-family) increased by 8%. The consensus forecast from US housing economists stands at approximately 1.23 million starts in 2017, which suggests a 5% improvement over last year. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain well below the long-term annual average of 1.5 million.

North American benchmark OSB prices improved significantly in the second quarter of 2017 versus both the comparative quarters as new home construction activity and OSB demand continue to improve. Benchmark OSB prices declined briefly in mid-May before recovering by the end of June, and the North Central benchmark OSB price averaged $330 per Msf (7/16-inch basis) for the quarter. The table below summarizes benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q2 2017 ($/Msf–7/16”)	Q1 2017 ($/Msf–7/16”)	Q2 2016 ($/Msf–7/16”)
North Central	16%	$330	$293	$264
South East	33%	320	292	245
Western Canada	32%	324	265	242

(1)	Excludes the currently curtailed Chambord, Quebec and Huguley, Alabama mills which represent 13% of estimated annual capacity.

In Europe, Norbord’s core panel markets remained strong in the second quarter of 2017, with double-digit year-over-year OSB demand growth in both the UK and Germany. Reported panel prices in US dollar terms remain impacted by the significant devaluation of the Pound Sterling following the Brexit referendum in June 2016. In local currency terms, OSB prices in the UK were up 11% from the same quarter last year and 4% versus the prior quarter. On the continent, OSB prices were 3% lower than the same quarter last year but improved 2% versus the prior quarter. UK MDF and particleboard prices were up 10% and 6% year-over-year and 1% and 4% quarter-over-quarter, respectively.

Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. During the second quarter of 2017, the Pound Sterling averaged 1.16 against the Euro, unchanged from the prior quarter and 9% weaker than the 1.27 in the same quarter last year.

Operating Results

Adjusted EBITDA (US $ millions)	Q2 2017	Q1 2017	Q2 2016	6 mos 2017	6 mos 2016
North America	$157	$102	$85	$259	$138
Europe	9	6	11	15	21
Unallocated	(1)	(5)	(2)	(6)	(4)

Total	$165	$103	$94	$268	$155

Norbord generated Adjusted EBITDA of $165 million in the second quarter of 2017, compared to $103 million in the first quarter of 2017 and $94 million in the second quarter of 2016. Year-to-date, Norbord generated Adjusted EBITDA of $268 million compared to $155 million in the same period last year. Quarter-over-quarter, the $62 million increase was due to higher North American OSB pricing and shipment volumes, improved raw material usages and lower maintenance costs due to the timing of annual maintenance shuts. Year-over-year, the $71 million increase was primarily attributed to higher North American OSB pricing and shipment volumes, partially offset by higher resin prices. Year-to-date, the $113 million increase was primarily attributed to significantly higher North American OSB pricing and shipment volumes, partially offset by higher resin prices and higher maintenance costs due to the timing of annual maintenance shuts.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q2 2017 vs. Q1 2017	Q2 2017 vs. Q2 2016	6 mos 2017 vs. 6 mos 2016
Adjusted EBITDA – current period	$165	$165	$268
Adjusted EBITDA – comparative period	103	94	155

Variance	62	71	113

Mill nets(1)	37	84	151
Volume(2)	15	7	15
Key input prices(3)	(3)	(14)	(21)
Key input usage(3)	6	1	1
Mill profit share and bonus	(3)	(3)	(6)
Other operating costs and foreign exchange(4)	10	(4)	(27)

Total	$62	$71	$113

(1)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

North America

Norbord’s North American operations generated $157 million in Adjusted EBITDA in the second quarter of 2017, an increase of $55 million from $102 million in the first quarter of 2017 and an increase of $72 million from $85 million in the second quarter of 2016. Year-to-date, North American operations generated Adjusted EBITDA of $259 million, an increase of $121 million compared to $138 million in the same period last year. The primary drivers for the increases against all comparative periods were higher OSB prices and shipment volumes, partially offset by higher resin prices and higher profit share costs attributed to higher earnings. In addition, the quarter-over-quarter increase was attributed to lower maintenance costs due to the timing of annual maintenance shuts and improved raw material usages; the year-to-date increase was partially offset by higher maintenance costs due to the timing of annual maintenance shuts.

Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased by 7% compared to the first quarter of 2017 but increased by 3% compared to the second quarter of 2016 and 6% year-to-date. Quarter-over-quarter, unit costs decreased due to the timing of annual maintenance shuts and related costs and improved usages, partially offset by higher resin prices. Year-over-year, unit costs increased due to higher resin prices. Year-to-date, unit costs were higher primarily due to higher resin prices and the timing of annual maintenance shuts and related costs.

Production has remained suspended at the Huguley, Alabama mill since the first quarter of 2009 and at the Chambord, Quebec mill since the third quarter of 2008. These two mills represent 13% of Norbord’s annual estimated capacity in North America. For the past three years, Norbord has been rebuilding its Huguley mill to prepare it for restart when warranted by customer demand. With customers continuing to indicate strong and growing demand for Norbord OSB, Norbord believes that additional production will be required. Norbord currently expects to restart Huguley no earlier than the fourth quarter of 2017 and to achieve a normal run rate in the first quarter of 2018 in order to meet customer demand next year. During the quarter, the Quebec Minister of Forests, Wildlife and Parks granted a wood allocation for the Chambord mill that will take effect on April 1, 2018. Norbord does not currently have plans to restart Chambord, but will continue to monitor market conditions.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Excluding the curtailed mills (Huguley and Chambord), Norbord’s operating mills produced at 99% of their installed capacity in the second quarter of 2017 compared to 94% in the first quarter of 2017 and 96% in the second quarter of 2016. Capacity utilization (based on fiscal days in each period) increased quarter-over-quarter due to fewer maintenance shutdown days and improved productivity. Year-over-year, capacity utilization increased due primarily to improved productivity and the lost production from the fire at the High Level, Alberta mill in the same period last year partially offset by higher maintenance shutdown days.

British Columbia Wildfires

On July 10, 2017, Norbord announced that its 100 Mile House, British Columbia mill had temporarily suspended production due to wild fires burning nearby in the region and in order to comply with evacuation orders. The mill resumed operation approximately two weeks later. The curtailment is not expected to materially impact Norbord’s third quarter results.

Europe

Norbord’s European operations generated $9 million in Adjusted EBITDA compared to $6 million in the first quarter of 2017 and $11 million in the second quarter of 2016. Year-to-date, European operations generated $15 million in Adjusted EBITDA versus $21 million in 2016. Although panel demand continued to be strong and panel prices continued to increase, Adjusted EBITDA for the current periods continued to be negatively impacted as panel price increases have lagged resin price increases. Higher resin prices have a greater impact on the European mills as MDF and particleboard are more resin-intensive products than OSB. Quarter-over-quarter, the Adjusted EBITDA increase of $3 million was primarily driven by higher average panel prices partially offset by higher resin prices. Year-over-year, the lower Adjusted EBITDA was primarily attributed to higher resin prices and the translation impact of a weaker Pound Sterling versus the US dollar, partially offset by higher average panel prices and improved raw material usages. Year-to-date, the Adjusted EBITDA decrease of $6 million was due to higher resin prices and the translation impact of a weaker Pound Sterling versus the US dollar, partially offset by higher average panel prices and shipment volumes.

The European mills produced at 105% of stated capacity in the current quarter compared to 98% in the first quarter of 2017 and 104% in the second quarter of 2016. Quarter-over-quarter, capacity utilization was up due to improved productivity and fewer maintenance days taken in the current quarter. Year-over-year, capacity utilization was up due to improved productivity.

Margin Improvement Program (MIP)

The Company did not generate any net MIP gains in the first half of 2017 due to the timing and scope of the annual maintenance shuts and related costs taken earlier in the year. MIP is measured relative to 2016 at constant prices and exchange rates.

FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q2 2017	Q1 2017	Q2 2016	6 mos 2017	6 mos 2016
Finance costs	$(8)	$(11)	$(13)	$(19)	$(26)
Depreciation and amortization	(27)	(24)	(24)	(51)	(45)
Income tax expense	(30)	(13)	(10)	(43)	(13)

Finance Costs

Finance costs decreased in the second quarter of 2017 compared to prior periods due to the repayment of the $200 million senior secured notes in February 2017. In addition, $1 million in interest costs were capitalized on qualifying assets in the current quarter.

Depreciation and Amortization

The Company uses the units-of-production method to depreciate its production equipment and fluctuations in depreciation expense reflect relative changes in production levels by mill. Amortization expense was in line with the prior periods.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Income Tax

Tax expense of $30 million was recorded on pre-tax earnings of $127 million in the second quarter of 2017. Year-to-date, tax expense of $43 million was recorded on pre-tax earnings of $189 million. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities and fluctuations in relative currency values.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q2 2017	Q1 2017	Q2 2016	6 mos 2017	6 mos 2016
Cash provided by operating activities	$144	$39	$83	$183	$86
Cash provided by operating activities per share	1.67	0.45	0.97	2.13	1.01

Operating working capital	181	171	163
Total working capital	187	182	174
Investment in property, plant and equipment & intangible assets	58	60	23	118	34
Net debt to capitalization, market basis	20%	22%	31%
Net debt to capitalization, book basis	36%	38%	48%

At period-end, the Company had unutilized liquidity of $358 million, comprising $7 million in cash, $226 million in revolving bank lines and $125 million undrawn under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements.

Senior Secured Notes Due 2017

In February 2017, the Company permanently repaid its $200 million senior secured notes upon maturity using cash on hand and temporary drawings on the accounts receivable securitization program which have since been repaid in the second quarter.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.

Senior Secured Notes Due 2023

The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the aggregate commitment is May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

•	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

•	the impact of the change in functional currency of Ainsworth on April 1, 2015 on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At period-end, the Company’s tangible net worth was $1,028 million and net debt for financial covenant purposes was $567 million. Net debt to capitalization, book basis, was 36%. The Company was in compliance with the financial covenants at period-end.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Jul 1, 2017	Dec 31, 2016
Long-term debt, principal value	$555	$755
Less: Cash and cash equivalents	(7)	(161)

Net debt	548	594
Add: Letters of credit	19	25

Net debt for financial covenant purposes	567	619

Shareholders’ equity	784	650
Add: Other comprehensive income movement(1)	68	79
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	1,028	905

Total capitalization	$1,595	$1,524

Net debt to capitalization, market basis	20%	25%
Net debt to capitalization, book basis	36%	41%

(1)	Cumulative subsequent to January 1, 2011.

Accounts Receivable Securitization

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $168 million in trade accounts receivable, and Norbord recorded no drawings as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, the utilization charge ranged from 1.5% to 2.6%.

The securitization program contains no financial covenants; however, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at July 27, 2017, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory and prepaids less accounts payable and accrued liabilities, was $181 million at period-end compared to $171 million at April 1, 2017 and $163 million at June 25, 2016. The Company aims to continuously minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.

Quarter-over-quarter, operating working capital increased by $10 million primarily due to higher accounts receivable partially offset by lower inventory. Higher accounts receivable was primarily due to higher North American shipment volumes and OSB prices. Lower inventory is attributable to the seasonal log inventory drawdown in the northern mills in North America.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Year-over-year, operating working capital increased by $18 million primarily due to higher accounts receivable and higher inventory partially offset by higher accounts payable and accrued liabilities. Higher accounts receivable was due to higher sales volume and prices in both North America and Europe. Higher inventory was the result of better weather conditions for building seasonal log inventories at the northern mills this year and the lower log inventory at June 25, 2016 due to the fire at the High Level mill last year. Higher accounts payable and accrued liabilities was primarily attributed to higher mill profit share accruals and higher accrued capital expenditures related to the Inverness project (described below).

Total working capital, which includes operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances and taxes payable, was $187 million as at the end of the second quarter of 2017, compared to $182 million at April 1, 2017 and $174 million at June 25, 2016. Quarter-over-quarter, the increase of $5 million was primarily attributed to the higher operating working capital and higher cash balance partially offset by the utilization of the investment tax credit receivable and higher current taxes payable. Year-over-year, total working capital increased by $13 million primarily due to higher operating working capital and the investment tax credit receivable re-classification from non-current to current partially offset by lower cash balance and higher current taxes payable.

Operating activities generated $144 million of cash or $1.67 per share in the second quarter of 2017, compared to $39 million or $0.45 per share in the first quarter of 2017 and $83 million or $0.97 per share in the second quarter of 2016. Year-to-date, operating activities provided $183 million of cash or $2.13 per share compared to $86 million or $1.01 per share in the prior period. The higher generation of cash versus the prior quarter was mainly attributed to higher Adjusted EBITDA in the current quarter and the seasonal increase in operating working capital in the first quarter of the year. The higher generation of cash versus the same quarter and year-to-date period last year was mainly attributed to the higher Adjusted EBITDA in the current period.

INVESTMENTS

Investment in property, plant and equipment and intangible assets was $58 million in the second quarter of 2017 compared to $60 million in the first quarter of 2017 and $23 million in the second quarter of 2016. The increase versus the prior year quarter was primarily attributable to the Inverness project.

Inverness Project

Norbord’s $135 million modernization and expansion of its Inverness, Scotland OSB mill remains on budget and on track to start up in the second half of 2017, with no disruption to existing production capacity in the interim. Capital spending of $24 million was incurred during the quarter ($55 million year-to-date), bringing the total project spending to-date to $88 million. The Company expects to invest most of the remaining $47 million budgeted to complete the Inverness project during 2017. The investment is being funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

All Other Projects

Norbord’s 2017 investment in property, plant and equipment and intangible assets related to all other projects (excluding Inverness) is budgeted to be $120 million of which $34 million was spent during the quarter ($63 million year-to-date). This includes routine maintenance of business projects and projects focused on reducing manufacturing costs and increasing productivity across the mills, as well as $30 million to prepare the Huguley mill for restart when warranted by customer demand. Year-to-date, $23 million has been spent on the Huguley restart project. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

CAPITALIZATION

At July 27, 2017, there were 86.1 million common shares outstanding. In addition, 1.7 million stock options were outstanding, of which 63% were fully vested.

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(in C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

FINANCIAL INSTRUMENTS

The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 11 to the interim financial statements.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value between the parties and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the quarter:

Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2016 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. Year-to-date, net sales of $30 million (2016 – $24 million) were made to Interex. At period-end, $4 million (December 31, 2016 – $2 million) due from Interex was included in accounts receivable.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

SELECTED QUARTERLY INFORMATION

		2017				2016		2015
(US $ millions, except per share information, unless otherwise noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
SALES AND EARNINGS
Sales	536	467	482	453	447	384	415	378
Operating income	135	73	87	87	67	39	33	8
Adjusted EBITDA(1)	165	103	115	115	94	61	59	30
Earnings (loss)	97	49	61	55	44	23	13	(9)
Adjusted earnings (loss)(1)	95	50	56	58	42	20	18	(4)

PER COMMON SHARE EARNINGS
Earnings (loss), basic(2)	1.13	0.57	0.71	0.64	0.51	0.27	0.15	(0.11)
Adjusted earnings (loss), basic(1,3)	1.10	0.58	0.65	0.68	0.49	0.23	0.21	(0.05)
Dividends declared(4)	0.30	0.10	0.10	0.10	0.10	0.10	0.10	0.10

BALANCE SHEET
Total assets	1,772	1,725	1,799	1,718	1,654	1,670	1,635	1,653
Long-term debt(5)	547	547	746	746	745	745	745	744
Net debt for financial covenant purposes(1)	567	580	619	705	751	749	751	758
Net debt to capitalization, market basis(1)	20%	22%	25%	29%	31%	32%	32%	32%
Net debt to capitalization, book basis(1)	36%	38%	41%	45%	48%	50%	51%	51%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,536	1,431	1,601	1,463	1,487	1,337	1,459	1,409
Europe	474	479	447	438	459	435	425	453
Indicative Average OSB Price
North Central ($/Msf–7/16”)	330	293	285	301	264	226	242	204
South East ($/Msf–7/16”)	320	292	263	256	245	215	221	176
Western Canada ($/Msf–7/16”)	324	265	236	265	242	191	204	158
Europe (€/m3)(6)	230	226	230	235	237	230	226	220

KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	44%	29%	30%	32%	26%	18%	15%	8%
Return on equity (ROE)(1)	51%	30%	34%	41%	31%	16%	11%	(3)%
Cash provided by operating activities	144	39	130	97	83	3	56	23
Cash provided by operating activities per share(1)	1.67	0.45	1.52	1.13	0.97	0.04	0.66	0.27

(1) Non-IFRS measure; see Non-IFRS Financial Measures section.

(2) Basic and diluted earnings (loss) per share are the same except diluted earnings per share for Q2 2017 is $1.12.

(3) Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for Q3 2016 is $0.67.

(4) Dividends declared per share stated in Canadian dollars.

(5) Includes current and non-current long-term debt.

(6) European indicative average OSB price represents the gross delivered price to the largest continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global, regional and local supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $59 million or $0.69 per basic share. Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy, which had been increasing as the broader US economic recovery gained traction. Prices for resin, a petroleum-based product, generally follow global oil prices which had been trending down until the third quarter of 2016 and have since been trending gradually higher.

Norbord has significant exposure to the Canadian dollar with approximately 37% of its panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all six of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations and other items that had a significant impact on quarterly results include:

Loss on Disposal of Assets – Included in the second quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss on the disposal of production equipment during the quarter. Included in the first quarter of 2017 is $5 million ($0.06 per basic and diluted share) and in the fourth quarter of 2015 is $1 million ($0.01 per basic and diluted share) of similar costs.

Stock-based Compensation and Related Costs – Included in the second quarter of 2017 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the first quarter of 2017 is $1 million ($0.01 per basic and diluted share), $1 million ($0.01 per basic and diluted share) in the fourth quarter of 2016, $1 million ($0.01 per basic and diluted share) in the third quarter of 2016 and $1 million ($0.01 per basic and diluted share) in the fourth quarter of 2015 of similar costs.

Gain on Asset Exchange – Included in the fourth quarter of 2016 is a $16 million ($0.19 per basic and diluted share) gain recognized on the Quebec asset exchange transaction.

Other Costs Incurred to Achieve Merger Synergies – Included in the fourth quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the third quarter of 2016 is $4 million ($0.05 per basic and diluted share), $2 million ($0.02 per basic and diluted share) in the second quarter of 2016, $1 million ($0.01 per basic and diluted share) in the first quarter of 2016 and $3 million ($0.03 per basic and diluted share) in the fourth quarter of 2015 of similar costs. In addition, the third quarter of 2016 also included costs expensed to dismantle certain idle equipment at the Grande Prairie, Alberta mill which was moved to be used in the Inverness project.

Costs Related to High Level Fire – Included in the second quarter of 2016 is a $1 million ($0.01 per basic and diluted share) insurance claim deductible related to a fire at the High Level mill.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Earnings (loss)	$97	$49	$61	$55	$44	$23	$13	$(9)
Add: Loss on disposal of assets	2	5	—	—	—	—	1	—
Add: Stock-based compensation and related costs	1	1	1	1	—	—	1	—
Add: Gain on Quebec mill exchange	—	—	(16)	—	—	—	—	—
Add: Other costs incurred to achieve Merger synergies	—	—	1	4	2	1	3	—
Add: Costs related to High Level fire	—	—	—	—	1	—	—	—
Add: Reported income tax expense	30	13	29	19	10	3	6	3

Adjusted pre-tax earnings (loss)	130	68	76	79	57	27	24	(6)
Less: Income tax (expense) recovery at statutory rate(1)	(35)	(18)	(20)	(21)	(15)	(7)	(6)	2

Adjusted earnings (loss)	$95	$50	$56	$58	$42	$20	$18	$(4)

(1)	Represents Canadian combined federal and provincial statutory rate.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Earnings (loss)	$97	$49	$61	$55	$44	$23	$13	$(9)
Add: Finance costs	8	11	13	13	13	13	14	14
Add: Depreciation and amortization	27	24	26	23	24	21	21	22
Add: Income tax expense	30	13	29	19	10	3	6	3
Add: Loss on disposal of assets	2	5	—	—	—	—	1	—
Add: Stock-based compensation and related costs	1	1	1	1	—	—	1	—
Less: Gain on Quebec mill exchange	—	—	(16)	—	—	—	—	—
Add: Merger transaction costs	—	—	—	—	—	—	—	—
Add: Other costs incurred to achieve Merger synergies	—	—	1	4	2	1	3	—
Add: Costs related to High Level fire	—	—	—	—	1	—	—	—

Adjusted EBITDA	$165	$103	$115	$115	$94	$61	$59	$30

CHANGES IN ACCOUNTING STANDARDS

(i)	Income Taxes

In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments became effective for the Company on January 1, 2017 and did not have a significant impact on its interim financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments became effective for the Company on January 1, 2017 and the additional disclosure has been included in note 10 to the interim financial statements.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

FUTURE CHANGES IN ACCOUNTING POLICIES

As disclosed in Norbord’s 2016 audited annual financial statements, below are new accounting policies with an effective date for the year beginning on or after January 1, 2018:

(i)	Financial Instruments

Norbord intends to adopt IFRS 9, Financial Instruments, in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the standard to have a material impact on its financial statements.

(ii)	Revenue from Contracts with Customers

Norbord intends to adopt IFRS 15, Revenues from Contracts with Customers and the clarifications in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the standard to have a material impact on its financial statements.

(iii)	Share-based Payments

Norbord intends to adopt the amendments to IFRS 2, Share-based Payments, in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the amendments to have a material impact on its financial statements.

(iv)	Foreign Currency Transactions and Advance Consideration

Norbord intends to adopt IFRS Interpretations Committee (IFRIC) 22, Foreign Currency Transactions and Advance Consideration in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the interpretation to have a material impact on its financial statements.

In addition to the future changes in accounting policies disclosed in Norbord’s 2016 audited financial statements, below are new accounting policies issued to-date in 2017:

(i)	Uncertainty over Income Tax Treatments

In June 2017, the IFRIC of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the year beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRIC 23 on its financial statements.

CHANGE IN ACCOUNTING POLICIES

During the quarter, the Company changed its policy on the classification of gain and losses on translation of foreign currency-denominated deferred tax assets and liabilities, taxes payable and receivable, and investment tax credit receivable. Gains and losses on these items are included in earnings and reported as income tax expense (previously reported as general and administrative expenses). The effect of this classification change on prior period comparatives is not material.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

Management has selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the financial statements. These accounting policies, estimates and judgements are described in the 2016 audited financial statements of the Company.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties is described in the 2016 MD&A of the Company and as follows:

Potential Future Changes in Tax Laws

The Company’s structure is based on prevailing taxation law and practice in the local jurisdictions in which it operates. The Company is aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects its profits to additional taxation or otherwise have a material adverse effect on its profitability, results of operations, financial condition or the trading price of its securities. Management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice that could have such an effect.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal controls over financial reporting and disclosure controls and procedures during the three months ended July 1, 2017 that have materially affected, or are reasonably likely to materially affect, these controls and procedures.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is defined as earnings determined in accordance with IFRS before non-recurring or other items, and using a normalized income tax rate. Non-recurring items include the gain on the Quebec asset exchange and costs related to the Merger. Other items include a non-cash loss on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding.

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

	Q2	Q1	Q2	6 mos	6 mos
(US $ millions)	2017	2017	2016	2017	2016
Earnings	$97	$49	$44	$146	$67
Add: Loss on disposal of assets	2	5	—	7	—
Add: Stock-based compensation and related costs	1	1	—	2	—
Add: Other costs incurred to achieve Merger synergies	—	—	2	—	3
Add: Costs related to High Level fire	—	—	1	—	1
Add: Reported income tax expense	30	13	10	43	13

Adjusted pre-tax earnings	130	68	57	198	84
Less: Income tax expense at statutory rate(1)	(35)	(18)	(15)	(53)	(22)

Adjusted earnings	$95	$50	$42	$145	$62

(1)	Represents Canadian combined federal and provincial statutory rate.

Adjusted EBITDA is defined as earnings determined in accordance with IFRS before finance costs, income taxes, depreciation and amortization, and non-recurring or other items. Non-recurring items include the gain on the Quebec asset exchange and costs related to the Merger. Other items include a non-cash loss on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

	Q2	Q1	Q2	6 mos	6 mos
(US $ millions)	2017	2017	2016	2017	2016
Earnings	$97	$49	$44	$146	$67
Add: Finance costs	8	11	13	19	26
Add: Depreciation and amortization	27	24	24	51	45
Add: Income tax expense	30	13	10	43	13
Add: Loss on disposal of assets	2	5	—	7	—
Add: Stock-based compensation and related costs	1	1	—	2	—
Add: Other costs incurred to achieve Merger synergies	—	—	2	—	3
Add: Costs related to High Level fire	—	—	1	—	1

Adjusted EBITDA	$165	$103	$94	$268	$155

Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and sales expansions and contractions.

(US $ millions)	Jul 1, 2017	Apr 1, 2017	Dec 31, 2016	Jun 25, 2016
Accounts receivable	$184	$161	$141	$166
Inventory	206	220	185	188
Prepaids	7	6	10	7
Accounts payable and accrued liabilities	(216)	(216)	(218)	(198)

Operating working capital	$181	$171	$118	$163

Total working capital is operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances, if any, and taxes payable.

(US $ millions)	Jul 1, 2017	Apr 1, 2017	Dec 31, 2016	Jun 25, 2016
Operating working capital	$181	$171	$118	$163
Cash and cash equivalents	7	—	161	12
Bank advances	—	(2)	—	—
Taxes receivable	1	1	—	1
Investment tax credit receivable	5	13	—	—
Taxes payable	(7)	(1)	(1)	(2)

Total working capital	$187	$182	$278	$174

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Jul 1, 2017	Apr 1, 2017	Dec 31, 2016	Jun 25, 2016
Property, plant and equipment	$1,330	$1,294	$1,262	$1,239
Intangible assets	24	23	22	20
Accounts receivable	184	161	141	166
Inventory	206	220	185	188
Prepaids	7	6	10	7
Accounts payable and accrued liabilities	(216)	(216)	(218)	(198)

Capital employed	$1,535	$1,488	$1,402	$1,422

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by operating activities per share is calculated as cash provided by operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including letters of credit outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Jul 1, 2017	Apr 1, 2017	Dec 31, 2016	Jun 25, 2016
Long-term debt, principal value	$555	$555	$755	$755
Add: Other long-term debt	—	61	—	—
Add: Bank advances	—	2	—	—
Less: Cash and cash equivalents	(7)	—	(161)	(12)

Net debt	548	618	594	743
Less: Other long-term debt	—	(61)	—	—
Add: Letters of credit	19	23	25	8

Net debt for financial covenant purposes	$567	$580	$619	$751

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Jul 1, 2017	Apr 1, 2017	Dec 31, 2016	Jun 25, 2016
Shareholders’ equity	$784	$698	$650	$553
Add: Other comprehensive income movement(1)	68	77	79	70
Add: Impact of Ainsworth changing functional currencies	155	155	155	155
Add: IFRS transitional adjustments	21	21	21	21

Tangible net worth	$1,028	$951	$905	$799

(1)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA–The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which we may refer to but have not independently verified.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.